United States securities and exchange commission logo





                               November 27, 2023

       Jim Xu
       Chief Executive Officer
       LOBO EV TECHNOLOGIES LTD
       Gemini Mansion B 901, i Park, No. 18-17 Zhenze Rd
       Xinwu District, Wuxi, Jiangsu
       People   s Republic of China, 214111

                                                        Re: LOBO EV
TECHNOLOGIES LTD
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed on November
17, 2023
                                                            File No. 333-270499

       Dear Jim Xu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 13, 2023 letter.

       Amendment No. 4 to Form F-1 filed November 17, 2023

       Dilution, page 59

   1. We note your calculation of net tangible book value in your response. Please note that net tangible book value is
generally your tangible assets (total assets less intangible assets and deferred IPO costs)
less liabilities. Refer to Section 8300 of the Division's Financial
                                                        Reporting Manual and
revise accordingly.
       Exhibits

   2. We note that you filed exhibits 10.13 and 10.14; however, the filed exhibits are in a foreign language.
Please file an English translation of the exhibits. Refer to Exchange Act
                                                        Rule 12b-12(d).
 Jim Xu
LOBO EV TECHNOLOGIES LTD
November 27, 2023
Page 2

       Please contact Heather Clark at 202-551-3624 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact
Bradley Ecker at 202-551-4985 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                        Sincerely,
FirstName LastNameJim Xu
                                                        Division of Corporation
Finance
Comapany NameLOBO EV TECHNOLOGIES LTD
                                                        Office of Manufacturing
November 27, 2023 Page 2
cc:       Lawrence Venick
FirstName LastName